SCHEDULE 13G

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                              SportsLine USA, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   848934-10-5
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                                 (CUSIP Number)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  US WEST Interactive Services, Inc.
                  --------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)      |__|
                  (b)      |__|
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         3)       SEC Use Only
                              --------------------------------------------------
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         4)       Citizenship or Place of Organization Colorado
                                                       -------------------------

Number of Shares                  (5)  Sole Voting Power  1,995,852
Beneficially Owned by             (6)  Shared Voting Power  0
Each Reporting Person             (7)  Sole Dispositive Power  1,995,852
With                              (8)  Shared Dispositive Power  0
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         9)       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,995,852
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         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  ..............................................................
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         11)      Percent of Class Represented by Amount in Row 9     14.08%
                                                                 ---------------
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         12)      Type of Reporting Person (See Instructions)          CO
                                                             -------------------

ITEM 1(a).        Name of Issuer:
                  ---------------
                  SportsLine USA, Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Officers:
                  -------------------------------------------------
                  6340 NW 5th Way, Ft. Lauderdale, Florida 33325

ITEM 2(a).        Name of Person Filing:
                  ----------------------
                  US WEST Interactive Services, Inc.

ITEM 2(b).        Address of Principal Business Office:
                  -------------------------------------
                  9000 East Nichols Avenue, Suite 100, Englewood, Colorado 80112

ITEM 2(c).        Citizenship:
                  ------------
                  Colorado

ITEM 2(d).        Title of Class of Securities:
                  -----------------------------
                  Common Stock, par value $.01 per share.

ITEM 2(e).        CUSIP Number:
                  -------------
                  848934-10-5

ITEM 3.           This item is not applicable.

ITEM 4.           Amount Beneficially Owned:
                  --------------------------
                  1,995,852

                  Percent of Class:
                  -----------------
                  14.08%

                  Number of shares as to which such person has:
                     (i)    sole power to vote or direct the vote: 1,995,852
                     (ii)   shared power to vote or direct the vote:  0.
                     (iii) sole power to dispose or to direct the disposition of: 1,995,852.
                     (iv) shared power to dispose or to direct the disposition of: 0.

ITEM 5.           Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------
                  This item is not applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of
                  ------------------------------------------------
                  Another Person:
                  ---------------
                  This item is not applicable.

ITEM 7.           Identification  and  Classification  of  the  Subsidiary Which
                  --------------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent  Holding
                  --------------------------------------------------------------
                  Company:
                  -------
                  This item is not applicable.

ITEM 8.           Identification and Classification of Members of a Group:
                  --------------------------------------------------------
                  This item is not applicable.

ITEM 9.           Notice of Dissolution of a Group:
                  ---------------------------------
                  This item is not applicable.

ITEM 10.          Certification:
                  --------------
                  This item is not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 13, 1998


                                  US WEST INTERACTIVE SERVICES, INC.


                                   /s/ Thomas A. Cullen
                                  ----------------------------------------------
                                  Thomas A. Cullen, President